Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2014	2013
Earnings:
Income from continuing operations before income taxes	$151,655	$170,608
Add: Fixed charges	102,384	93,490
Less: Undistributed earnings (losses) from equity method investees	(276)	—
Total earnings	$254,315	$264,098
Fixed charges:
Interest expense	$37,695	$34,812
Estimate of interest expense within rental expense	64,689	58,678
Total fixed charges	$102,384	$93,490
Ratio of earnings to fixed charges	2.5	2.8